FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom holds Annual General Meeting

Budapest – April 2, 2009 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today held its ordinary Annual General Meeting. The General Meeting accepted the audited annual reports on the business operations of the Magyar Telekom Group and Magyar Telekom Plc. in 2008, approved the Board of Directors’ corporate governance report for 2008 and made a decision on the amount of dividend to be paid on the 2008 profit. The shareholders elected new Board of Directors members and Supervisory Board members, approved amendments to the Company’s Articles of Association and elected an auditor.

The shareholders heard the Board of Directors’ report on the executive management, Magyar Telekom Group’s business policy and financial position and the business operations of the Magyar Telekom Group and Magyar Telekom Plc. in 2008. Reports by the Supervisory Board and the Auditor were also presented.

The General Meeting approved the Magyar Telekom Group’s 2008 consolidated annual report prepared according to International Financial Reporting Standards (IFRS) with HUF 1,168,856 million balance sheet total and HUF 105,593 million profit after tax (before deduction of HUF 12,585 million profit generated by portfolio companies with minority Magyar Telekom share). The shareholders also approved Magyar Telekom Plc.’s 2008 annual report prepared according to Hungarian Accounting Rules (HAR).

The General Meeting reviewed and approved the 2008 corporate governance report prepared by Magyar Telekom Plc.’s Board of Directors. The shareholders – having evaluated the work done by the Company’s Board of Directors members – decided to give the relief from liability for 2008 to the members.

The General Meeting decided to pay HUF 74 dividend on ordinary shares of HUF 100 face value from the 2008 profit. The Company will put the HUF 21,573,345,870, that remains after deduction of the total dividend payment of HUF 77,051,913,476, in profit reserve. The dividend payment will start on May 7, 2009. On April 15, 2009 the Company will publish detailed information about the order of dividend payment.

The shareholders elected Messrs. Guido Kerkhoff, Dr. Steffen Roehn, Wolfgang Hetlinger and Ms. Mechthilde Maier members of the Board of Directors, and employees’ representative Ms. Éva Õz and Mr. Martin Meffert members of the Supervisory Board. Assignment of the officials will expire on May 31, 2010.

The General Meeting approved Magyar Telekom’s remuneration principles and amendments to the Company’s Articles of Association. The General Meeting elected PricewaterhouseCoopers Kft. the Company’s Auditor for performance of auditing tasks concerning year 2009, i.e. for the period ending May 31, 2010 or the date when the ordinary Annual General Meeting closing the business year 2009 will be held.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 2, 2009